Exhibit (j)(2)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment No. 122 to Registration Statement No.033-06516 on Form N-1A of our report dated October 22, 2015 relating to the financial statements and financial highlights of Fidelity Advisor Short Fixed-Income Fund, a fund of Fidelity Advisor Series II, appearing in the Annual Report on Form N-CSR of Fidelity Advisor Series II for the year ended August 31, 2015, and to the references to us under the headings "Financial Highlights" in the Prospectus and "Independent Registered Public Accounting Firm" or "Independent Registered Public Accounting Firms" in the Statement of Additional Information, which are a part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

October 26, 2015